Exhibit 99.1

Alterity Therapeutics Announces Allowance of New Composition of Matter
Patent by the United States Patent and Trademark Office

- Patent covers more than 100 novel compounds targeting neurodegenerative diseases including Parkinson’s and Alzheimer’s -

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 29 December 2022: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that a new composition of matter patent has been allowed by the United States Patent and Trademark Office (USPTO). The patent was allowed following expedited review by the USPTO.

The patent, entitled, “Compounds for and methods of treating diseases”, provides Alterity with 20 years of exclusivity and expands its intellectual property estate for treating major neurodegenerative diseases. The patent is based on a new scaffold that is distinct from recent patents granted to Alterity and includes more than 100 novel compounds, at least one of which has demonstrated efficacy in an animal model of dementia.

Importantly, the patent covers iron chaperones which are small molecules capable of binding and redistributing excess iron in the central nervous system. Excess brain iron has been implicated in the pathology of many important neurodegenerative diseases, including Alzheimer’s and Parkinson’s diseases1.

“This patent strengthens our portfolio of compounds for treating important neurodegenerative diseases such as Parkinson’s and Alzheimer’s,” said David Stamler, M.D., Chief Executive Officer, Alterity. “With this patent, our discovery team has created a new scaffold that extends our approach of targeting key proteins implicated in these diseases. As we advance our lead clinical asset ATH434 in Phase 2, we will continue to look to expand our pipeline with new, patentable compounds that may modify the course of disease.”

About Parkinson’s Disease

Parkinson’s disease (PD) belongs to a group of conditions called motor system disorders, which cause unintended or uncontrollable movements of the body. The precise cause of PD is unknown, but some cases are hereditary while others are thought to occur from a combination of genetics and environmental factors that trigger the disease. In PD, brain cells become damaged or die in the part of the brain that produces dopamine--a chemical needed to produce smooth, purposeful movement. The four primary symptoms of PD are tremors, rigidity, slowing of spontaneous and automatic movement, and impaired balance. Other symptoms may include difficulty swallowing, chewing, or speaking; emotional changes; urinary problems or constipation; dementia or other cognitive problems; fatigue; and problems sleeping.2 Nearly one million people in the U.S. and more than 10 million people worldwide are living with PD. Approximately 60,000 Americans are diagnosed with PD each year.3

About Alzheimer’s Disease

Alzheimer’s disease is a progressive neurologic disorder that causes the brain to shrink (atrophy) and brain cells to die. Alzheimer’s disease is the most common cause of dementia — a continuous decline in thinking, behavioral, and social skills that affects a person’s ability to function independently. Approximately 5.8 million people in the United States age 65 and older live with Alzheimer’s disease. Of those, 80% are 75 years old and older. Out of the approximately 50 million people worldwide with dementia, between 60% and 70% are estimated to have Alzheimer’s disease. Medications may temporarily improve or slow progression of symptoms, but there is no treatment that cures Alzheimer’s disease or alters the disease process in the brain. In advanced stages of the disease, complications from severe loss of brain function, such as dehydration, malnutrition or infection, result in death.4

[1]	Hagemeier J, Geurts J, Zivadinov R. Brain iron accumulation in aging and neurodegenerative disorders. Expert Review of Neurotherapeutics, 2012,12:12, 1467-1480, DOI: 10.1586/ern.12.128

[1]	Ayton S, Fazlollahi A, Bourgeat P, Raniga P, Ng A, Lim YY, Diouf I, Farquharson S, Fripp J, Ames D, Doecke J, Desmond P, Ordidge R, Masters CL, Rowe CC, Maruff P, Villemagne VL; Australian Imaging Biomarkers and Lifestyle (AIBL) Research Group, Salvado O, Bush AI. Cerebral quantitative susceptibility mapping predicts amyloid-β-related cognitive decline. Brain. 2017 Aug 1;140(8):2112-2119. doi: 10.1093/brain/awx137. PMID: 28899019.

[1]	Zucca F, Segura-Aguilar J, Ferrari E, Muñoz P, Paris I, Sulzer D, Sarna T, Casella L, Zecca L. Interactions of iron, dopamine and neuromelanin pathways in brain aging and Parkinson’s disease. Progress in Neurobiology, Volume 155, 2017, Pages 96-119, ISSN 0301-0082, https://doi.org/10.1016/j.pneurobio.2015.09.012

[2]	National Institute of Health: Neurological Disorders and Stroke, Parkinson’s Disease Information Page;

[3]	Parkinson’s Foundation

[4]	Mayo Clinic: Alzheimer’s Disease

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.